Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2009

	Three Months Ended		Nine Months Ended
	June 30		June 30
	2009	2008	2009	2008
		(Dollars in thousands)
Income (loss) from continuing operations before provision for income taxes per statement of income	$3,391	$(11,161)	$316,742	$289,532
Add:
Portion of rents representative of the interest factor	1,681	1,787	5,163	5,217
Interest on debt & amortization of debt expense	41,511	33,470	116,035	103,803

Income as adjusted	$46,583	$24,096	$437,940	$398,552

Fixed charges:
Interest on debt & amortization of debt expense (1)	$41,511	$33,470	$116,035	$103,803
Capitalized interest (2)	1,841	784	3,412	2,003
Rents	5,044	5,361	15,489	15,650
Portion of rents representative of the interest factor (3)	1,681	1,787	5,163	5,217

Fixed charges (1)+(2)+(3)	$45,033	$36,041	$124,610	$111,023

Ratio of earnings to fixed charges	1.03	0.67	3.51	3.59